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                  February 14, 2022

       Brett Seybold
       President and Chief Executive Officer
       USAA Acceptance, LLC
       1105 North Market Street, Suite 1300
       Wilmington, Delaware 19801

                                                        Re: USAA Acceptance,
LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed February 8,
2022
                                                            File No. 333-262578

       Dear Mr. Seybold:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Sandel at 202-551-3262 or Rolaine Bancroft at 202-551-3313 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Structured Finance